Filed pursuant to Rule 253(g)(2)

File No. 024-12411

Source Agriculture Corp.
3064 Silver Sage Dr., Suite 150
Carson City, Nevada. 89701

1-888-777-7409

Supplement No. 1

to the Offering Circular

Qualified July 2, 2024

Dated: October 1, 2024

EXPLANATORY NOTE

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Offering Circular of Source Agriculture Corp. (the “Company”, “we”, “us”, or “our”), filed on March 19, 2024, as amended on May 7, 2024 and June 10, 2024, and as qualified by the Securities and Exchange Commission on July 2, 2024 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 37,500,000 shares of its Common Stock at an offering price of $2.00 per Share on a “best efforts” basis.

This Supplement should be read in conjunction with the Company’s Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/2006028/000200602824000007/partiiandiii.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED JUNE 10, 2024

THIS SUPPLEMENT IS DATED OCTOBER 1, 2024

The purpose of this Supplement is to announce the change in the offering price per Share of our Common Stock throughout the Offering Circular, effective immediately. We have determined that the offering price for each Share of our Common Stock will be at an offering price of $0.60 per Share and the number of Shares offered is up to 125,000,000. The information in the Offering Circular, including, but not limited to, the first paragraph on the cover page of the Offering Circular, “Summary”, “The Offering”, “Use of Proceeds”, and “Dilution”, is qualified by reference to the new offering price of $0.60 per Share and the number of offered Shares of 125,000,000.